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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                                           Commission File Number 000-22571
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                          NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K   [ ] Form 11-K    [ ] Form 20-F   [ ]  Form 10-Q
[ ] Form N-SAR

       For Period Ended:  December 31, 1998
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form.  Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Professional Transportation Group Ltd., Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
  495 Lovers Lane Road
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City, state and zip code Calhoun, Georgia 30701
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                                    PART II
                            RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

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[X]
                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         The Company is unable to complete the audit of its financial statements for the year ended December 31, 1998 and the Annual Report on Form 10-K without unreasonable effort and expense. The Company is in the process of obtaining a waiver of its noncompliance with certain nonmonetary financial covenants contained in its loan agreement with SouthTrust Bank, N.A. Until the Company is able to obtain such written waiver, which it expects to receive within 15 calendar days of the Form 10-K's due date, the Company's independent public accountants are unable to issue their report on such financial statements because of the uncertainty of how to treat the Company's noncompliance with the financial covenants.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification
          Jon H. Klapper           (404)                      817-6000
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            (Name)               (Area Code)               (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ ] Yes    [X] No

 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                  Professional Transportation Group Ltd., Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:     March 31, 1999                 By:/s/  Susan P. Dial
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                                            Susan P. Dial
                                            Chief Executive Officer